B&G Foods, Inc. Four Gatehall Drive Parsippany, NJ 07054 Tel: (973) 401-6500 Fax: (973) 630-6550

Via Edgar

May 7, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Division of Corporation Finance
Office of Manufacturing

Re:	B&G Foods, Inc.

Form 10-K for the Year ended December 28, 2024

Filed February 25, 2025

File No. 001-32316

Ladies and Gentlemen:

This letter is to confirm the telephone conversation between Mr. Ernest Greene and the undersigned on Wednesday, May 7, 2025, regarding the comments that you have provided on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated April 25, 2025 (the “Comment Letter”).

We are in the process of preparing our response to the Comment Letter. However, I advised Mr. Greene in our telephone conversation that due to timing constraints on our internal finance and legal personnel we require additional time to fully and appropriately respond to the comments made by the Staff. Therefore, we respectfully requested an extension of time to respond to the Comment Letter and were advised that such request would be granted by the Staff. We appreciate the Staff’s willingness to grant our request. We intend to submit our response to you on or before Friday, May 23, 2025.

If you have any questions with respect to the foregoing, please contact me at (973) 630-6406.

Sincerely,

/s/ Scott E. Lerner

Scott E. Lerner

Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

cc:	Ernest Greene, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Quality Foods Since 1889